Exhibit A

Additional Disclosure Proposed to be Amended in the Annual Reporton
Form 10-K for the Fiscal Year Ended October 30, 2004

(Proposed new text appears underlined)

1.

The following text would replace the paragraphs currently appearing (a) as the second paragraph under the heading “Results of Operations—Critical Accounting Policies—Revenue Recognition” under Item 7 and (b) as the second paragraph under the heading “Revenue Recognition” in Note 2 of Notes to the Consolidated Financial Statements:

        We have life cycle management contracts with customers to supply parts and service for terms of 1 to 13 years. These contracts are set up based on the projected costs and revenues of servicing the respective machines over the specified contract terms. Accounting for these contracts requires us to make various estimates, including estimates of the relevant machine’s long-term maintenance requirements. Under these contracts, customers are generally billed monthly and the respective deferred revenues are recorded when billed. Revenue is recognized in the period in which parts are supplied or services provided. These contracts are reviewed periodically and revenue recognition is adjusted appropriately for future estimated costs. If a loss is expected at any time, the full amount of the loss is recognized immediately.